EXHIBIT 11.1

                  JACKPOT ENTERPRISES, INC. AND SUBSIDIARIES
                   COMPUTATION OF EARNINGS PER COMMON SHARE
             THREE AND SIX MONTHS ENDED DECEMBER 31, 1996 AND 1995
            (Dollars and shares in thousands, except per share data)

                                         Three Months Ended    Six Months Ended
                                            December 31,          December 31,
                                         __________________    ________________
                                          1996        1995      1996      1995
                                         ______     _______    ______    ______
Primary:
  Earnings:
    Net income                           $1,938     $ 1,871    $3,511    $3,673
                                         ======     =======    ======    ======
  Shares:
    Weighted average number of common
      shares outstanding (A)              9,333       9,303     9,344     9,302
                                         ======     =======    ======    ======

Primary earnings per share               $  .21     $   .20    $  .38    $  .39
                                         ======     =======    ======    ======
Fully diluted (B):
  Earnings:
    Net income                           $1,938     $ 1,871    $3,511    $3,673
    Add after-tax interest, net (C)          42         350        86       713
                                         ______     _______    ______    ______
    Net income, as adjusted              $1,980     $ 2,221    $3,597    $4,386
                                         ======     =======    ======    ======
  Shares:
    Weighted average number of common
      shares outstanding                  9,333       9,303     9,344     9,302
    Common shares issuable upon exercise
      of stock options and warrants, net
      of common shares assumed to be
      repurchased from the proceeds using
      the greater of the average market
      price for the period or the
      period-end price                      247       1,974       244     1,978
                                         ______     _______    ______    ______
    Weighted average number of common
      shares and common share
      equivalents outstanding, as
      adjusted                            9,580      11,277     9,588    11,280
                                         ======     =======    ======   =======

Fully diluted earnings per share         $  .21     $   .20    $  .38   $   .39
                                         ======     =======    ======   =======
_________________________

(A) Common shares issuable upon exercise of stock options and warrants, net of common shares assumed to be repurchased from the proceeds at the average market price for the period have been excluded from the computation because they had no effect on primary earnings per share.

(B)  These calculations are submitted in accordance with Regulation S-K
     Item 601 (b) (ii) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because they had no effect on earnings per share.

(C) Amounts represent a decrease in interest expense and an increase in interest income as a result of the assumed reduction in borrowings and increase in investments in U. S. government securities from the application of the portion of the proceeds from the assumed exercise of stock options and warrants which were not applied towards the repurchase of outstanding common shares (equivalent to 20% of the common shares outstanding at the end of the applicable period).